Exhibit 10.1

NORFOLK SOUTHERN CORPORATION

EXECUTIVES’ DEFERRED COMPENSATION PLAN

as amended effective June 26, 2013

ARTICLE I.  NAME AND PURPOSE OF THE PLAN.

The name of the plan is the Norfolk Southern Corporation Executives’ Deferred Compensation Plan (the Plan), which for deferrals on or after January 1, 2001, is the successor to the Norfolk Southern Corporation Officers’ Deferred Compensation Plan.  The purpose of the Plan is to provide benefits to those officers of Norfolk Southern Corporation (the Corporation) or a Participating Subsidiary who elect to participate in the Plan.

ARTICLE II.  DEFINITIONS.

Account.  The total of the amount of Deferrals by a Participant together with Earnings as provided in Article V.  The Account shall be utilized solely as a device for the measurement of amounts to be paid to the Participant under the Plan.  The Account shall not constitute or be treated as an escrow, trust fund, or any other type of funded account for ERISA or Internal Revenue Code purposes and, moreover, contingent amounts credited thereto shall not be considered “plan assets” for ERISA purposes.  The Account merely provides a record of the bookkeeping entries relating to the contingent benefits that the Corporation intends to provide to Participant and thus reflects a mere unsecured promise to pay such amounts in the future.

Agreement.  The “Deferral Agreement” between each Participant and the Corporation.

Beneficiary.  The person or persons designated as Beneficiary pursuant to Article XII.

Board of Directors.  The Board of Directors of the Corporation.

Change in Control.  A Change in Control occurs upon any of the following circumstances or events:

(1) The Corporation consummates a merger or other similar control-type transaction or transactions (however denominated or effectuated) with another Corporation or other Person (including any “affiliate” or “associate” of any Person, all as defined in the Securities Exchange Act of 1934, as amended, or any rules and regulations promulgated thereunder) (Combination), and immediately thereafter less than eighty percent (80%) of the combined voting power of the then-outstanding securities of such corporation or Person is held in the aggregate by the holders of securities entitled, immediately prior to such Combination, to vote generally in the election of directors of the Corporation (Voting Stock);

(2) The Corporation consummates any stockholder-approved consolidation or dissolution (however denominated or effectuated) pursuant to a recommendation of the Board of Directors;

(3) At any time, Continuing Directors (as herein defined) shall not constitute a majority of the members of the Board of Directors (“Continuing Director” means (i) each individual who has been a director of the Corporation for at least twenty-four consecutive months before such time and (ii) each individual who was nominated or elected to be a director of the Corporation by at least two thirds of the Continuing Directors at the time of such nomination or election);

(4) The Corporation sells all or substantially all of its assets to any other corporation or other Person, and less than eighty percent (80%) of the combined voting power of the then-outstanding securities of such corporation or Person immediately after such transaction is held in the aggregate by the holders of Voting Stock immediately prior to such sale;

(5) A report is filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report), pursuant to the Securities Exchange Act of 1934, as amended, disclosing that any Person has become the Beneficial Owner (any Person who, under the Securities Exchange Act of 1934 or any rules or regulations promulgated thereunder, would be deemed beneficially to own Voting Stock) of twenty (20) or more percent of the voting power of Voting Stock; or

(6) The Board of Directors determines by a majority vote that, because of the occurrence, or the threat of imminence of the occurrence, of another event or situation in import or effects similar to the foregoing, those who have accepted an agreement providing certain rights and benefits upon termination of employment following a Change in Control are entitled to its protections.

Notwithstanding the provisions of the foregoing, unless otherwise determined in a specific case by majority vote of the Board of Directors, a Change in Control for purposes of this Plan shall not be deemed to have occurred solely because (a) the Corporation, (b) an entity of which the Corporation is the direct or indirect Beneficial Owner of 50 or more percent of the voting securities or (c) any Corporation-sponsored employee stock ownership plan or any other employee benefit plan of the Corporation either files or becomes obligated to file a report or a proxy statement under or in response to Schedule 13D, Schedule 14D-1, Form 8-K, or Schedule 14A (or any successor schedule, form or report or item therein) under the Exchange Act, disclosing beneficial ownership by it of shares of Voting Stock, whether in excess of 20 percent or otherwise, or because the Corporation reports that a change in control of the Corporation has or may have occurred or will or may occur in the future by reason of such beneficial ownership.

Committee.  The Compensation Committee of the Board of Directors.

Compensation.  The fixed salary payable in the form of cash (including vacation pay) of the Participant before any reduction (1) for pre-tax contributions to the Thrift and Investment Plan of

Norfolk Southern Corporation and Participating Subsidiary Companies, (2) for contributions to the Pre-Tax Transportation Plan of Norfolk Southern Corporation and Participating Subsidiary Companies, (3) for pre-tax contributions to the Norfolk Southern Corporation Comprehensive Benefits Plan, and (4) for any deferrals under this Plan.

Deferral.  A Deferred Bonus and/or deferred Compensation for each Plan Year which is “credited”to a Participant’s Account.

Deferred Bonus.  That amount set forth in the Agreement which shall be deferred from a Participant’s MIP incentive award (and any other cash incentive award payable to participants in MIP) or EMIP incentive award (and any other cash incentive award approved by the Board of Directors and payable to participants in EMIP), or the bonus program of a Participating Subsidiary, if the deferral of such incentive award or bonus under the Plan is authorized by the Corporation.

Disability.  A medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months and which

(i)                 renders the Participant unable to engage in any substantial gainful activity; or

(ii)               enables the Participant to be eligible for a disability benefit under the Long-Term Disability Plan of Norfolk Southern Corporation and Participating Subsidiaries, as amended from time to time, or under any such similar plan of a Participating Subsidiary, provided that the Participant has received benefit payments under such plan for a period of not less than 3 months.

Election Deadline.  A date specified by the Plan Administrator.

Eligible Employee.  Any employee of the Corporation or a Participating Subsidiary who is not covered by a collective bargaining agreement and who is eligible to participate in the MIP, the EMIP, or any authorized bonus program of a Participating Subsidiary.

EMIP.  Norfolk Southern Corporation Executive Management Incentive Plan or successor plan.

Hypothetical Investment Options.  Investment funds or benchmarks as may be selected from time to time, and made available to Participants solely for purposes of valuing Deferrals.  The Hypothetical Investment Options shall be selected by a Benefits Investment Committee comprised of the Corporation’s chief financial officer, chief legal officer and chief administrative officer.

MIP.  Norfolk Southern Corporation Management Incentive Plan or successor plan.

Participant. Any Eligible Employee of the Corporation or a Participating Subsidiary who elects to make a Deferral under Article IV of the Plan.

Participating Subsidiary.  Each subsidiary or affiliated company of the Corporation which adopts the Plan and is approved for participation in the Plan as provided in Article XVIII.

Plan Administrator.  The Vice President - Human Resources of the Corporation, or the successor officer who performs substantially similar duties.

Plan Year.  Any calendar year during which deferrals under this Plan are made.

Separation from Service.  A Participant’s “separation from service” within the meaning of Section 409A of the Internal Revenue Code and the regulations thereunder.

Trust.  A grantor trust of the type commonly referred to as a “rabbi trust” created to assist the Corporation and the Participating Subsidiaries to accumulate assets that can be used to pay benefits under the Plan.

ARTICLE III.  ADMINISTRATION.

The Plan Administrator shall administer, construe, and interpret this Plan and, from time to time, adopt such rules and regulations and make such recommendations to the Committee concerning Plan changes as are deemed necessary to ensure effective implementation of this Plan.  The administration, construction, and interpretation by the Plan Administrator may be appealed to the Committee, and the decision of the Committee shall be final and conclusive, except that any claim for benefits with respect to a Participant shall be subject to the claims procedure set forth in Section 503 of the Employee Retirement Income Security Act of 1974.  The Plan Administrator may correct errors and, so far as practicable, may adjust any benefit or payment or credit accordingly.  Neither the Plan Administrator nor any member of the Committee shall be liable for any act done or determination made in good faith.

ARTICLE IV.  ELECTIONS.

(a)Deferral Elections.  Any Eligible Employee shall be eligible to participate in the Plan.  A Participant may elect to defer up to 50% of his monthly Compensation.  An Eligible Employee who elects to become a Participant in the Plan and defer a portion of his Compensation thereby consents to the reduction in his Compensation as specified in the Agreement. An Eligible Employee may elect to defer a minimum of 10% and a maximum of 100% in increments of one percent (1%), of any eligible incentive bonus which may be awarded to him pursuant to MIP, EMIP or any authorized bonus program of a Participating Subsidiary.  A Participant who elects to defer any of his incentive bonus thereby consents to a reduction in his bonus by the Deferred Bonus as specified in the Agreement.

Any deferral election with respect to monthly Compensation must be made in the manner prescribed by the Plan Administrator and in no event later than the Election Deadline.  Any deferral election with respect to a Deferred Bonus must be made in the manner prescribed by the Plan Administrator and at the time specified in the plan under which the incentive bonus is awarded, but in no event later than the Election Deadline.  If the Participant fails to make an election prior to the Election Deadline, then the Participant will not be eligible to defer his Compensation or any portion of his incentive bonus earned during the Plan Year.

(b)Automatic Cancellation of Deferral Election for 401(k) Hardship Withdrawal.  If, pursuant to Section 401(k) of the Internal Revenue Code and the regulations thereunder, a Participant receives a hardship distribution from any 401(k) plan sponsored by the Corporation or by any other employer required to be aggregated with the Corporation under Section 414(b), (c), (m) or (o) of the Internal Revenue Code, the Participant’s deferral election in effect at the time of the hardship withdrawal, if any, shall be cancelled prospectively so that no further deferrals of monthly Compensation or incentive bonus shall occur during the period that ends six (6) months after the receipt of the hardship distribution.  A Participant whose deferral election is canceled pursuant to this Paragraph (b) may elect to defer his monthly Compensation or his incentive bonus in the amount and manner described in Paragraphs (a) and (d) of this Article IV.  An election to defer monthly Compensation that is made pursuant to this Paragraph (b) shall be effective only with respect to Compensation that is earned after the expiration of the six-month period described in the first sentence of this Paragraph.

(c)Distribution Elections.  No later than the Election Deadline, the Participant must elect among the following two distribution options in such proportions as determined by the Participant (in increments of one percent (1%) of the Deferral in each distribution option selected by the Participant, if the Participant selects to participate in both distribution options set forth below).  The Participant must elect to have the benefit distributed (i) at the earlier of Separation from Service or Disability, or (ii) at the earliest of Separation from Service, Disability, or a specified date at least five (5) years after the Plan Year has ended (a “Specified Date”).  For distribution elections made on or after October 1, 2011, a Participant’s Specified Date election shall only be made by reference to a month and year of distribution and the Specified Date shall be deemed to be the first day of the specified month.  Any benefit which the Participant elects to receive upon the earlier of Separation from Service or Disability, will be distributed in one lump sum payment or annual installment payments over a period of five (5), ten (10), or fifteen (15) years as elected by the Participant.  For purposes of Section 409A of the Internal Revenue Code, a series of installment payments will be considered a single payment.  Any benefit which a Participant elects to receive on the earliest of Separation from Service, Disability, or a Specified Date, and for which the Specified Date is the distribution event, will be distributed in one lump sum or in annual installment payments over a period of up to five (5) years, as elected by the Participant, or in one lump sum in the event of Separation from Service or Disability.  However, for any benefit which the Participant elects to receive in annual installments on the earliest of Separation from Service, Disability, or a Specified Date, and for which the Specified Date is the earliest distribution event, annual installments will continue to be paid regardless of whether the Participant incurs a Separation from Service or Disability following the Specified Date.  If the Participant fails to elect the time and form of distribution of his Deferral before the Election Deadline, the Participant’s distribution will be made at the earlier of Separation from Service or Disability in one lump sum.  If a distribution is being made due to Separation from Service, to the extent the distribution is attributable to Deferrals of amounts earned or vested after December 31, 2004, no distribution may be made before the date which is six months after the date of Separation from Service.

(d)Election Deadline.  A Participant must file a deferral election and distribution election for each year’s Deferral.  The Participant must make each election by the Election Deadline.  The Election Deadline must satisfy the following requirements:

(1)Performance-Based Compensation.  To the extent that an incentive bonus qualifies as “performance-based compensation” as defined in Section 409A of the Internal Revenue Code, the Election Deadline shall not be later than the date that is six months before the end of the performance period, provided that no deferral election may be made with respect to any portion of the compensation that has become readily ascertainable.

(2)Other Compensation.  For deferrals of Compensation or an incentive bonus that is not described in subparagraphs (1), above, the Election Deadline shall be no later than December 31 preceding the Plan Year in which begins the period of service for which the Compensation or incentive bonus is earned.

A Participant may change or revoke the deferral election by filing a new election form with the Plan Administrator at any time before the Election Deadline.  The Participant’s deferral election and distribution election in effect on the Election Deadline shall be irrevocable.  Until a valid deferral election is made by an Eligible Employee, the Eligible Employee shall be deemed to have elected to receive Compensation and any incentive bonus on the regular payment date, without deferral.

(e)Modifications Subsequent to Initial Election.  A Participant may modify an election for Deferrals of Compensation earned and vested after December 31, 2004, and related earnings thereon by filing a modification election in the manner specified by the Plan Administrator.  A modification election that does not meet the Plan Administrator’s procedures, the requirements of the Plan or which fails to clearly identify the Deferral to which it applies is void. Modification elections are subject to the following rules:

(1)               Initial Election Is Earlier of Separation from Service or Disability.  A Participant who has elected to receive a distribution upon the earlier of Separation from Service or Disability may modify the payment election with respect to all such deferrals that have the same payment commencement date and the same form of distribution by (i) delaying the payment commencement date upon Separation from Service by five (5) years or (ii) by specifying one of the permissible payment schedules described in paragraph (c), above, and, in the case of a Separation from Service, delaying the payment commencement date by five (5) years.  Modification elections may be revoked or modified up to 12 months prior to the Participant’s payment commencement date following Separation from Service or Disability. Modifications filed less than 12 months prior to the Participant’s payment commencement date following Separation from Service or Disability will be disregarded.

(2)               Initial Election is Earliest of Separation from Service, Disability or Specified Date. A Participant who has elected to receive a Deferral upon the earliest of Separation from Service, Disability or a Specified Date may modify the Specified Date payment election with respect to all such deferrals that have the same payment commencement date and the same form of distribution by (i) selecting a new Specified Date that is not less than five (5) years after the current Specified Date or (ii) by selecting one of the permissible payment schedules described in paragraph (c), above, and selecting a new Specified Date not less than five (5) years after the current Specified Date. Subject to the requirements of this section IV(e), a modification election filed under this section (e)(2) must be filed not less than 12 months prior to the current Specified Date, is irrevocable upon receipt by the Plan Administrator and shall become effective 12 months after receipt.  A Participant may file an unlimited number of modification elections with respect to a Deferral. In such a case, the minimum five year delay for each such election shall be determined with respect to the payment commencement date contained in the immediately preceding modification election.

ARTICLE V.  EARNINGS EQUIVALENT.

(a) Adjustment of Participant Accounts.  Unless otherwise stated herein or determined by the Board of Directors, an amount equivalent to earnings or losses (“Earnings”) shall accrue on or be deducted from all Deferrals in accordance with the Participant’s selection of Hypothetical Investment Options.  For purposes of calculating the appropriate Earnings only, the Deferred Bonus is deemed to be invested in the Hypothetical Investment Options on the date on which the related incentive bonus is paid.  Earnings shall be determined based upon the Hypothetical Investment Option(s) elected by the Participant.  If a Participant does not elect Hypothetical Investment Options for the Deferrals, then Earnings shall be determined based on such Hypothetical Investment Options as may be designated by the Plan Administrator to apply in the absence of an election.  Participants will be required to elect one or more Hypothetical Investment Options at the time each Deferral election is made.  Participants will be permitted at any time prior to the complete pay out of their Account balances to elect to change their Hypothetical Investment Option(s) with respect to all or part of their Account balances effective as soon as practicable following such election.  The procedure for electing to change a Hypothetical Investment Option(s) will be established by the Plan Administrator.  An election to change a Hypothetical Investment Option for part of an Account balance must be made in increments of 1% of the Account balance or a specified dollar amount.

While a Participant’s Account does not represent the Participant’s ownership of, or any ownership interest in, any particular assets, the Participant’s Account shall be adjusted in accordance with the Hypothetical Investment Options chosen by the Participant.  Any Earnings generated under a Hypothetical Investment Option (such as interest and cash dividends and distributions) shall be deemed to be reinvested in that Hypothetical Investment Option.  All notional acquisitions and dispositions of Hypothetical Investment Options which occur within a Participant’s Account, pursuant to the terms of the Plan, shall be deemed to occur at such times as the Plan Administrator shall determine to be administratively feasible in its sole discretion and the Participant’s Account shall be adjusted accordingly.  In the event of a Change in Control, the practices and procedures for determining any Earnings credited to any Participants’ Accounts following a Change in Control shall be made in a manner no less favorable to Participants than the practices and procedures employed under the Plan, or otherwise in effect, as of the date of the Change in Control.

In lieu of an entitlement to receive payments under the terms of this Plan, in the event of a Change in Control, any deferred compensation equivalent payment made pursuant to a Change in Control Agreement that was entered into before such Change in Control shall be determined by projecting the Earnings a Participant would have received had the Participant worked until normal retirement age at age 65 or, if greater, had the Participant retired on his or her Termination Date (as defined in the applicable Change in Control Agreement).  The rate of return for such projected Earnings shall be determined in accordance with the schedule below, based on the Participant’s age immediately preceding the Termination Date, and shall be applied to the Participant’s Account balance on the Termination Date (as defined in the applicable Change in Control Agreement):

Age	Rate

up to 45	7%
45-54	10%
55-60	11%
over 60	12%

(b) Vesting.  The Participant shall at all times be one hundred percent (100%) vested in his or her Account, as well as in any appreciation (or depreciation) specifically attributable to such Account due to Earnings.

ARTICLE VI.  BENEFITS

(a) Distribution at the Earlier of Separation from Service or Disability: For each Deferral for which the Participant elected to have the benefit distributed in this manner, the Participant shall be paid the amount in his or her Account either in a lump sum or in installments as the Participant elected under Article IV.

For lump sum distributions, except as provided in the following sentence, the Participant shall be paid on the first day of the calendar year following Separation from Service or Disability, the portion of his or her Account which is attributable to Deferrals for which the Participant elected lump sum distribution at Separation from Service or Disability.  If the Participant defers an incentive bonus and Separates from Service or becomes Disabled in the year before the year such incentive bonus would be paid in the absence of such deferral, then the lump sum distribution with respect to such bonus shall be paid on the first day of the second calendar year following the Separation from Service or Disability.  Notwithstanding the foregoing, if a distribution is being made due to Separation from Service, to the extent the amount in a Participant’s Account is attributable to Deferrals of amounts earned or vested after December 31, 2004, and related earnings thereon, the distribution shall be made on the later of the date which is six months after the date of Separation from Service or the applicable date specified in the first two sentences of this paragraph. Distributions described in this paragraph shall be valued as of the day preceding the day on which the distribution is scheduled to occur.

For distributions other than lump sum distributions, except as provided in the following sentence, payments shall commence on the first day of the calendar year following such Separation from Service or Disability and shall be made in annual installments on January 1 of each year for each applicable Deferral over the elected pay out period for that Deferral.   If the Participant defers an incentive bonus and Separates from Service or becomes Disabled in the year before the year such incentive bonus would be paid in the absence of such deferral, then the installment payments with respect to such bonus shall commence on the first day of the second calendar year following the Separation from Service or Disability, and shall be made in annual installments on January 1 of each year thereafter over the elected pay period for that Deferral.  Notwithstanding the foregoing, if a distribution is being made due to Separation from Service, to the extent the amount in a Participant’s Account is attributable to Deferrals of amounts earned or vested after December 31, 2004, and related earnings thereon, the initial distribution shall be made on the later of the date which is six months after the date of Separation from Service or the applicable date specified in the first two sentences of this paragraph.  The annual installment payment for each applicable Deferral shall be an amount equal to the remaining balance in the Participant’s Account for the Deferral, valued as of the day preceding the day on which such distribution is scheduled to occur, with the amount determined by dividing the remaining number of annual payments not yet distributed for that Deferral.

Deferrals subject to a valid modification election described in Article IV(e) shall be paid on the payment commencement date described in such election, with the payment commencement dates specified in this section VI(a) as a reference point for determining the five-year delay.

(b) Distribution at the Earliest of Separation from Service, Disability or a Specified Date: For each Deferral earned and vested prior to January 1, 2005 (and the related earnings thereon) for which the Participant elected to have the benefit distributed on the earliest of Separation from Service, Disability, or a Specified Date the Participant shall be paid the amount in his or her Account for that Deferral in a lump sum on the first business day after the earliest of the Specified Date, Separation from Service, or Disability.

For each Deferral earned and vested after December 31, 2004 (and the related earnings thereon) for which the Participant elected to have the benefit distributed on the earliest of Separation from Service, Disability, or a Specified Date the Participant shall be paid the amount in his or her Account for that Deferral as elected in the event of payment on a Specified Date and in a lump sum in the event of Separation from Service or Disability, with payment commencing on the first business day after the earliest of the Specified Date, Separation from Service, or Disability.  If a distribution is being made due to Separation from Service, the distribution shall be made on the date which is six months after the date of Separation from Service.  Notwith- standing anything in this Plan to the contrary, amounts being paid in installments to a Participant who subsequently Separates from Service or becomes Disabled shall continue to be paid in installments.

For all initial Deferral elections under this Plan, if the Participant defers an incentive bonus and elects to have the benefit distributed at the earliest of Separation from Service, Disability or a Specified Date, and the Participant Separates from Service or becomes Disabled in the year before the year such incentive bonus would be paid in the absence of such Deferral, then the distribution with respect to such initial Deferral election shall be made on the first day of the second calendar year following the Separation from Service or Disability.

Amounts payable under this Article VI(b) shall be valued as of the day preceding the day on which the distribution is scheduled to occur.  Amounts payable under this Article VI(b) that are distributed in annual installments following the Specified Date shall be valued as of the day preceding the day on which such distribution is scheduled to occur, with the amount to be distributed determined as the remaining balance in the Participant’s Account for the Deferral divided by the number of annual payments not yet distributed for that Deferral.

(c) Death: If a Participant dies either while in active service or after Separation from Service or Disability, the Corporation shall pay the amount of the Participant’s Account to the Participant’s Beneficiary in a single lump sum on the first day of the calendar month following the date of death.  Amounts payable under this Article VI(c) shall be valued as of the day preceding the Participant’s death.

(d) Lump Sum or Other Settlement: Notwithstanding the foregoing provisions of this Article VI, the Committee, in its sole discretion, may authorize and direct the Corporation to distribute the amount in a Participant’s Account in a lump sum or over a period other than that provided for in this Article VI, and to charge such payments against the Participant’s Account.  Such accelerated distribution may be made only in the event of an unforeseeable financial emergency resulting from an illness or accident of the Participant, the Participant’s spouse, the Participant’s Beneficiary, or a dependent (as defined in Section 152 of the Internal Revenue Code, without regard to section 152(b)(1), (b)(2) or (d)(1)(B)) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.  Such an accelerated distribution shall be permitted only to the extent that the financial emergency is not and may not be relieved by reimbursement or compensation from insurance or otherwise, by liquidation of the Participant’s assets (to the extent the liquidation would not cause severe financial hardship), or by the cessation of deferrals under the Plan, and only in an amount reasonably necessary to satisfy the financial emergency; provided, that all amounts due to a Participant or Beneficiary under this Plan shall in all events be paid to the Participant or Beneficiary by the end of the appropriate period referred to in this Article VI.  No Participant or Beneficiary who is also a member of the Committee shall participate in any decision of the Committee to make accelerated payments under this Article VI.

(e) Administrative Adjustments in Payment Date.  A payment is treated as being made on the date when it is due under the Plan if the payment is made on the due date specified by the Plan, or on a later date that is either (i) in the same calendar year (for a payment whose specified due date is on or before September 30), or (ii) by the 15th day of the third calendar month following the date specified by the Plan (for a payment whose specified due date is on or after

October 1).  A payment is also treated as being made on the date when it is due under the Plan if the payment is made not more than 30 days before the due date specified by the Plan, provided that a payment that is delayed until six months after the Participant’s Separation from Service shall not be made earlier than such date.  A Participant or Beneficiary may not, directly or indirectly, designate the taxable year of a payment made in reliance on the administrative rules in this paragraph.

ARTICLE VII.  NATURE AND SOURCE OF PAYMENTS

The obligation to pay benefits under Article VI with respect to each Participant shall constitute a liability of the Corporation to the Participant and, after the Participant’s death, to any Beneficiaries in accordance with the terms of the Plan. The Corporation may establish one or more Trusts within the United States to which the Corporation may transfer such assets as the Corporation determines in its sole discretion to assist in meeting its obligations under the Plan.  The provisions of the Plan and the Agreement shall govern the rights of a Participant to receive distributions pursuant to the Plan.  While the Corporation generally reserves the right to establish or fund any Trust at any time, it shall not fund such Trust in connection with an adverse change in the financial health of the Corporation or a Participating Subsidiary to the extent that such funding would not comply with the requirements of Section 409A of the Internal Revenue Code. The provisions of the Trust shall govern the rights of the Corporation, Participants and the creditors of the Corporation to the assets transferred to the Trust.  The Corporation’s obligations under the Plan may be satisfied with Trust assets distributed pursuant to the terms of the Trust, and any such distribution shall reduce the Corporation’s obligations under this Plan.

Participants and Beneficiaries shall stand in the position of unsecured creditors of the Corporation, the Plan constitutes a mere promise by the employer to make benefit payments in the future, and all rights hereunder and under any Trust are subject to the claims of creditors of the Corporation.

ARTICLE VIII.  EXPENSES OF ADMINISTRATION

All expenses of administering the Plan shall be borne by the Corporation, and no part thereof shall be charged against the benefit of any Participant, except the costs of the Hypothetical Investment Options, which shall be charged against the value of Deferrals measured against those funds.

ARTICLE IX.  AMENDMENT TO AND TERMINATION OF PLAN

The Corporation reserves the right at any time through written action of its chief executive officer or by a resolution duly adopted by its Board of Directors to amend this plan in any manner or to terminate it at any time, except that no such amendment or termination shall deprive a Participant or his Beneficiary of any rights hereunder theretofore legally accrued, and no such termination shall be effective for the year in which such resolution is adopted.  In no event shall a termination of the Plan accelerate the distribution of amounts deferred under the Plan in calendar year 2005 and succeeding years, except to the extent permitted in regulations or other guidance under Section 409A of the Internal Revenue Code and expressly provided in the resolution terminating the Plan.

ARTICLE X.  RECALCULATION EVENTS

The Corporation’s commitment to accrue and pay Earnings as provided in Article V may be facilitated by the purchase of corporate-owned life insurance on the lives of eligible Participants.  If the Board of Directors, in its sole discretion, determines that any change whatsoever in Federal, State, or local law, or in its application or interpretation, has materially affected, or will materially affect, the ability of the Corporation to recover the cost of providing the benefits otherwise payable under the Plan, then, if the Board of Directors so elects, a Recalculation Event shall be deemed to have occurred.  If a Recalculation Event occurs, then Earnings shall be recalculated and restated using a lower rate of Earnings determined by the Board of Directors, but which shall be not less than the lesser of one half (½) the rate of Earnings provided for in Article V or 7%.

ARTICLE XI.  GOVERNING LAW

This Plan and the Agreements are subject to the laws of the Commonwealth of Virginia.

ARTICLE XII.  DESIGNATION OF BENEFICIARY

For the purpose of this Plan, a Beneficiary shall be either (1) the named Beneficiary of the Participant in the Norfolk Southern Corporation Officers Deferred Compensation Plan or Beneficiaries subsequently designated as hereinafter provided for by the Participant, or (2) in the absence of any such designation, his or her estate.  A Participant may designate both primary and contingent Beneficiaries.  A Participant may revoke or change any designation.  To be effective, the designation of a named Beneficiary or Beneficiaries, or any change in or revocation of any designation, must be on a form provided by the Plan Administrator, signed by the Participant and filed with the Plan Administrator prior to the death of such Participant.  Any such designation, change or revocation shall not invalidate any cash payment made or other action taken by the Corporation pursuant to the Plan prior to its receipt by the Corporation.

The person or persons entitled to receive any and all payments arising from the Deferrals held for the Participant’s Account at death shall be determined as of the date of the Participant’s death as follows: If one or more persons designated as primary Beneficiaries survive the Participant, then such person or persons shall be entitled to receive any and all payments in the percentages designated by the Participant or, in the absence of such designation, in equal shares. If none of the persons designated as primary Beneficiaries survive the Participant, then those persons designated as contingent Beneficiaries who survive the Participant, if any, shall be entitled to receive any and all payments in the percentages designated by the Participant or, in the absence of such designation, in equal shares. If none of the persons named as primary

Beneficiaries or contingent Beneficiaries survive the Participant, then the payments from the Account shall be paid to the Participant’s estate.

If any person entitled to a payment of benefits as a primary Beneficiary or contingent Beneficiary is a minor at the time of such payment, the Corporation may, in its sole discretion, make the payment to the minor, to the guardian of such minor, to any person who may be the statutory custodian for the benefit of such minor under the Uniform Gifts to Minors Act or similar legislation then in effect, or to any competent adult person with whom such minor may be residing, and in any event, the recipient’s receipt shall be sufficient discharge of the Corporation.

The right of a Beneficiary to receive a payment hereunder, once fixed upon the Participant’s death, shall continue irrespective of whether the person survives until the date such benefits are paid. If such person dies before all benefits have been paid, then the right to receive the remaining payments shall become an asset of such person’s estate.

Any Beneficiary may disclaim all benefits under the Plan to which such Beneficiary would otherwise be entitled by filing a written disclaimer with the Plan Administrator before payment of such benefit is to be made.  Such a disclaimer shall be made in a form satisfactory to the Plan Administrator and shall be irrevocable when filed.  The benefit disclaimed shall be payable from the Plan in the same manner as if the Beneficiary who filed the disclaimer had predeceased the individual whose death caused the disclaimant to become a Beneficiary.

The determination by the Corporation of a Beneficiary or Beneficiaries, or the identity thereof, or evidence satisfactory to the Corporation shall be conclusive as to the liability of the Corporation and any payment made in accordance therewith shall discharge the Corporation of all its obligations under the Plan for such payment.

ARTICLE XIII.  SUCCESSORS, MERGERS, CONSOLIDATIONS

The terms and conditions of this Plan and each Agreement shall inure to the benefit of and bind the Corporation, the Participants, their successors, assigns, and personal representatives.  If substantially all the assets of the Corporation are acquired by another corporation or entity or if the Corporation is merged into, or consolidated with, another corporation or entity, then the obligations created hereunder and as a result of the Corporation’s acceptance of Agreements shall be obligations of the successor corporation or entity.

ARTICLE XIV.  WITHHOLDING FOR TAXES

The Participant agrees as a condition of participation hereunder that the Corporation may withhold applicable Federal, State, and local income taxes and Social Security, Medicare, or Railroad Retirement taxes from any distribution or benefit paid hereunder.  In addition, the Participant agrees as a condition of participation hereunder that the Corporation may withhold from a Participant’s nondeferred compensation any applicable payroll taxes that may be due at the time any Deferral is made under the Plan.

ARTICLE XV.  NON-ALIENATION OF BENEFITS

No benefit under the Plan shall be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt at such shall be void; nor shall any such benefit be in any way subject to the debts, contracts, liabilities, engagements, or torts of the person who shall be entitled to such benefit; nor shall it be subject to attachment or legal process for or against such person.

ARTICLE XVI.  FACILITY OF PAYMENT

If the Plan Administrator shall find that any individual to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor or other person under legal disability, any payment due such individual (unless a prior claim therefore shall have been made by a duly appointed guardian, committee, or other legal representative) may be paid to the spouse, a child, a parent, or a brother or sister of such individual or to any other person deemed by the Plan Administrator to have incurred expenses of such individual, in such manner and proportions as the Plan Administrator may determine.  Any such payment shall be a complete discharge of the liabilities of the Corporation with respect thereto under the Plan or the Agreement.

ARTICLE XVII.  CONTINUED EMPLOYMENT

Nothing contained herein or in an Agreement shall be construed as conferring upon any Participant the right nor imposing upon him the obligation to continue in the employment of the Corporation or a Participating Subsidiary in any capacity.

ARTICLE XVIII.  PARTICIPATION BY SUBSIDIARY COMPANIES

Conditional upon prior approval by the Corporation, any company which is a subsidiary of or affiliated with the Corporation may adopt and participate in this Plan as a Participating Subsidiary.  Each Participating Subsidiary shall make, execute and deliver such instruments as the Corporation and/or Plan Administrator shall deem necessary or desirable, and shall constitute the Corporation and/or the Plan Administrators as its agents to act for it in all transactions in which the Corporation and/or the Plan Administrators believe such agency will facilitate the administration of this Plan.

ARTICLE XIX.  MISCELLANEOUS

Whenever used in the Plan, words in the masculine form shall be deemed to refer to females as well as to males, and words in the singular or plural shall be deemed to refer also to the plural or singular, respectively, as the context may require.

ARTICLE XX.  STATUS OF PLAN

The Plan is intended to be a plan that is not qualified within the meaning of Section 401(a) of the Internal Revenue Code and that “is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees” within the meaning of ERISA.  The Plan shall be administered and interpreted to the extent possible in a manner consistent with that intent.  All Participant Accounts and all credits and other adjustments to such Participant Accounts shall be bookkeeping entries only and shall be utilized solely as a device for the measurement and determination of amounts to be paid under the Plan.  No Participant Accounts, Earnings, credits or other adjustments under the Plan shall be interpreted as an indication that any benefits under the Plan are in any way funded.

ARTICLE XXI.  EFFECTIVE DATE

The effective date of the Plan is January 1, 2001.  The Plan, as hereby amended and restated, is effective with respect to amounts that were not earned and vested (within the meaning of Section 409A of the Internal Revenue Code) before January 1, 2005, and any earnings on such amounts.  Amounts earned and vested (within the meaning of Section 409A of the Internal Revenue Code) before January 1, 2005, and earnings on such amounts (collectively, “Grandfathered Amounts”), remain subject to the terms of the Plan as in effect on October 3, 2004.  For recordkeeping purposes, the Corporation will account separately for Grandfathered Amounts.

ARTICLE XXII.  INTERNAL REVENUE CODE SECTION 409A

The Plan is intended, and shall be construed, to comply with the requirements of Section 409A of the Internal Revenue Code.  The Corporation does not warrant that the Plan will comply with Section 409A of the Internal Revenue Code with respect to any Participant or with respect to any payment, however.  In no event shall the Corporation, its officers, directors, employees, parents, subsidiaries (including Participating Subsidiaries), or affiliates be liable for any additional tax, interest, or penalty incurred by a Participant or Beneficiary as a result of the Plan’s failure to satisfy the requirements of Section 409A of the Internal Revenue Code, or as a result of the Plan’s failure to satisfy any other applicable requirements for the deferral of tax.

NORFOLK SOUTHERN CORPORATION

Directors' Restricted Stock Plan

I. Effective Date: January 1, 1994, as amended November 24, 1998, and as amended and restated effective August 1, 2012.

II. Purpose:   To increase the ownership of common stock of Norfolk Southern Corporation ("Corporation") by non-employee directors so as to align further their ownership interest in the Corporation with that of the stockholders.

III. Eligibility: Any non-employee director of the Corporation as of the Effective Date and any non-employee director of the Corporation who begins his or her term as director on or after the Effective Date ("Eligible Director").  A "non-employee director" is a director who is not an officer of the Corporation or any of its subsidiaries.

IV. Benefits: (1) An Eligible Director shall be granted three thousand (3,000) shares of Corporation common stock ("Restricted Shares") on the later of the Effective Date of the Registration Statement registering the grant of common stock under this Plan or the date a person becomes an Eligible Director.

(2) Restricted Shares shall be restricted as hereinafter provided for a period ("Restriction Period") commencing on the date of grant and ending on the date that is the earlier of the death of the Eligible Director or the day after the Eligible Director ceases to be a director by reason of disability or retirement.  During the Restriction Period, the Eligible Director shall have the entire beneficial interest in and all rights and privileges of a stockholder as to the Restricted Shares, including the right to receive dividends and the right to vote such shares, subject to the following conditions: (a) the Eligible Director shall not be entitled to delivery of the stock certificate until expiration of the Restriction Period; (b) none of the Restricted Shares may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the Restriction Period; and (c) all Restricted Shares shall be forfeited and all rights of the Eligible Director in and to such shares shall terminate unless the Eligible Director remains a director of the Corporation until death, disability or retirement.

(3) For purposes of this Plan, "retirement" of an Eligible Director means termination of service as a director of the Corporation, if (a) the Eligible Director at the time of termination was ineligible to continue serving as a director under the Corporation's Retirement Policy for Directors or (b) the Eligible Director had served as a director of the Corporation for at least two consecutive years, and such termination is (i) due to the Eligible Director's taking a position with or providing services to a governmental, charitable or educational institution whose policies prohibit continued service as a director of the Corporation, or (ii) due to the fact that continued service as a director would be a violation of law, or (iii) not due to the voluntary resignation or refusal to stand for reelection by the Eligible Director.

(4) The Board of Directors of the Corporation may make such adjustments in the number and kind of shares authorized by the Plan and the number and kind of shares or other securities or property covered by outstanding awards as are required by any change in the corporate structure or shares of the Corporation, including, but not limited to, recapitalization, stock splits, stock dividends, combination or exchange of shares, mergers, consolidations, rights, offerings, separations, reorganizations, and liquidations.

V. Miscellaneous: A maximum of 66,000 shares of Corporation common stock may be granted under this Plan.  This Plan may be amended or terminated by the Board of Directors of the Corporation.